# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CS DIAGNOSTICS CORP., CIK 0001106861
CUSIP: 33852L202
Title of class of securities: Common Stock (CUSIP 33852L202) and Series B Preferred Stock (no CUSIP assigned)
Address of issuer's principal executive offices: STRESEMANNALLEE 4B, NEUSS, Germany (2M), 41460
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082730

## Reporting persons
- Graus Thomas: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 13,392,434; shared voting power 0; sole dispositive power 13,392,434; shared dispositive power 0; aggregate amount beneficially owned 13,392,434 (9.9% of the class)
  Comment: Pursuant to the Certificate of Designation for the Series B Preferred Stock the Reporting Person may not convert any shares if such conversion would result in the Reporting Person beneficially owning more than 9.9 percent of the outstanding Common Stock The number of shares of Common Stock reported as beneficially owned reflects this limitation
  In addition the issuers Preferred A Shares carry supervoting rights exceeding 90 percent of total voting power effectively providing their holder with control of the issuer therefore the Reporting Person does not possess de facto control of the issuer
  All percentages reported herein are approximate and have been calculated based on the issuers reported outstanding shares subject to the 9.9 percent ownership limitation applicable to the Series B Preferred Stock pursuant to its Certificate of Designation
  The beneficial ownership reported herein excludes any shares of the issuers securities that may be beneficially owned by any entity in which the Reporting Person holds a noncontrolling equity interest as the Reporting Person does not have or share voting or dispositive power over such securities

## Item 1. Issuer
Name of issuer: CS DIAGNOSTICS CORP.
Address of issuer's principal executive offices: STRESEMANNALLEE 4B, NEUSS, GERMANY, 41460.

## Item 2. Person Filing
Name of person filing: Thomas Graus
Address of principal business office or, if none, residence:
Via Generale Guisan 2
6962 Viganello
Switzerland
Citizenship: Italy

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 13,392,434 shares of the Issuers Common Stock, consisting of 3,700,000 shares of Common Stock held directly and 9,692,434 shares of Common Stock issuable upon conversion of Series B Preferred Stock, subject to the 9.9 percent conversion limitation contained in the Certificate of Designation for the Series B Preferred Stock. The number of shares reported excludes any additional shares of Series B Preferred Stock that cannot be converted due to the 9.9 percent cap, as well as any shares of the Issuers securities that may be beneficially owned by entities in which the Reporting Person holds a non-controlling equity interest, as the Reporting Person does not have or share voting or dispositive power over such securities.
Percent of class: 9.9
Sole power to vote or to direct the vote: 13,392,434
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,392,434
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Graus Thomas: /s/ Graus Thomas, Mr. (10/06/2025)